SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 ________________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 23, 2023 SUBMISSION VIA EDGAR

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Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

Matthew Derby

Melissa Kindelan

Mariam Mansaray

Re:	NCR ATMCo, LLC

Confidential Submission of Draft Registration Statement on Form 10

Submitted May 10, 2023

CIK No. 0001974138

Ladies and Gentlemen:

On behalf of NCR ATMCo, LLC (the “Company” or “NCR ATMCo”), a wholly owned subsidiary of NCR Corporation (“NCR”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Draft Registration Statement on Form 10 (the “Draft Registration Statement”) set forth in your comment letter dated June 6, 2023 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company has revised the Draft Registration Statement and is filing the Registration Statement (“Registration Statement”), including an information statement filed therewith (“Information Statement”) concurrently herewith, as originally confidentially submitted to the Commission on May 10, 2023.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s Division of Corporation Finance Office of Technology comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (unless otherwise stated) in our responses correspond to the page numbers and captions in the Information Statement included in the Registration Statement.

Draft Registration Statement on Form 10

Summary of the Separation and Distribution

Conditions to the Distribution, page 14

1.

We note that a condition to the spin-off includes receipt of a tax opinion indicating that the spin-off will qualify as a tax-free reorganization and distribution. You state that this and other conditions may be waived at your sole discretion. Please indicate how you will notify shareholders of the waiver of this or any other condition.

Response: We respectfully advise the Staff that as of the date hereof, the NCR Board of Directors does not intend to waive any of the conditions described in the Registration Statement. In general, NCR does not intend to notify its stockholders of any modifications to the terms of the spin-off, including the waiver of any conditions to the distribution, that, in the judgment of the NCR Board of Directors, are not material. However, the NCR Board of Directors would likely consider material such matters as significant changes to the distribution ratio, or significant changes to the assets to be contributed or the liabilities to be assumed in the separation, as well as the waiver of the condition that the NCR Board of Directors receives a tax opinion with respect to the spin-off. To the extent that the NCR Board of Directors determines that any modification by NCR materially changes the material terms of the spin-off, including through the waiver of a condition to the distribution, NCR has informed us that it will notify its stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to the Information Statement. In response to the Staff’s comment, additional disclosure to the effect set forth in this paragraph has been included on pages 16, 17, 18, 69 and 70 of the Information Statement.

Summary of Historical and Unaudited Pro Forma Combined Financial Data, page 17

2.

Please revise to present the comparable GAAP measure of net cash provided by operating activities with equal or greater prominence to your non-GAAP measure of free cash flow. Refer to Question 102.10(a) of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that additional disclosure has been included on pages 21 and 131 of the Information Statement to present the most directly comparable GAAP measure of net cash provided by operating activities with equal or greater prominence to the non-GAAP measure of adjusted free cash flow.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

Risk Factors

“Following the Spin-Off, certain of our employees may have actual or potential conflicts of interest...”, page 53

3.

Identify the members of your board and management who will continue to hold positions at NCR ATMCo. Discuss whether your management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and NCR. For example, disclose whether directors who owe fiduciary duties to both the company and NCR will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.

Response: We respectfully advise the Staff that the Company expects that no members of its management or board of directors will serve as officers or directors of NCR following the spin-off. As such, the Company does not expect conflicts of interest to arise as a result of the Company and NCR having overlapping management or directors.

As described in the Information Statement, certain of the Company’s management and directors will continue to have ownership of NCR shares and equity awards following the spin-off. In addition, as described in the Information Statement, such management and directors will also receive Company shares or equity awards in the spin-off and the Company expects, following the spin-off, to align the interests of its management and directors with the success of the Company through the use of incentives and equity compensation designed to compensate individuals based on the success of the Company. Moreover, any such directors and officers of the Company will owe fiduciary duties to the Company and its stockholders (and not NCR) regardless of any equity such directors and officers may hold in NCR in the event any conflict of interest were to arise.

We also further respectfully advise the Staff that the Company has informed us that it anticipates adopting both a Code of Conduct and a Related Person Transaction Policy, which are described in further detail on pages 145 and 172 of the Information Statement.

Lastly, we also respectfully advise the Staff that beyond these structural protections, NCR and the Company will have different business models and are not expected to be in direct competition.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements

Autonomous Entity Adjustments, page 84

4.

Please explain further pro forma adjustment (o). Specifically address whether any of these adjustments are subject to agreements between the Company and NCR related to the spin (i.e. transition services agreement). Explain how the adjustments not covered by agreements, if any, were determined and how you determined that such charges are Autonomous Entity Adjustments and not Management Adjustments. Refer to Rule 1102(a)(6) and (a)(7) of Regulation S-X.

Response: The Company respectfully advises the Staff that the charges noted in pro forma adjustment (o) were determined to be autonomous entity adjustments as defined by Rule 11-02(a)(6) of Regulation S-X because they represent costs with third parties to both facilitate the separation and the establishment of the Company as an autonomous entity. For example, these costs pertain to costs with vendors, including legal, tax and other advisors, to establish an efficient legal and tax structure, initially design the parameters to facilitate implementation of necessary systems as a standalone entity and effect the business separation. These amounts are supported by contractual arrangements with vendors and will be incurred prior to or in connection with the separation. Remaining charges covered by contractual agreements between NCR and NCR ATMCo that will be executed are covered within adjustment (m),(n), and (q) of the pro forma notes section. Charges that are not covered by agreements which reflect either synergies or dis-synergies from post-separation actions were excluded from the Autonomous Entity Adjustments and are included within the Management Adjustments section in accordance with Rule 11-02(a)(7) of Regulation S-X.

Management Adjustments, page 85

5.

Please provide us with a breakdown of your Management Adjustments by type of costs such as those related to additional headcount, infrastructure costs, etc. To the extent there are various types of costs included in the Management Adjustment line item in your pro forma net income (loss) reconciliation, consider revising to include such costs separately and ensure that your disclosures address the material assumptions related to such adjustments.

Response: The Company respectfully advises the Staff that the Company performed a budget assessment of the resources and associated costs across all major functions by considering the estimated headcount needs and third-party cost estimates to operate fully on a standalone basis.

The Company has revised the Management Adjustments disclosure on pages 92, 93 and 94 of the Information Statement to add a breakdown of each type of costs and provide additional disclosures under Rule 11-02(a)(7)(ii)(D).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

Business, page 87

6.

We note your disclosure on page 109 that LibertyX will permit the company to provide “complete digital currency solution, including the ability to buy and sell cryptocurrency, conduct cross-border remittance, and accept digital currency payments across digital and physical channels.” Please revise to provide a materially complete description of the crypto asset products or services that LibertyX provides. In addition, consider the comments in the Sample Letter to Companies Regarding Recent Developments in Crypto Asset Market available at https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets, and to the extent material, provide corresponding disclosure regarding your crypto asset product offerings in an appropriate location in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the LibertyX solutions currently allow the Company to provide end users with the ability to buy Bitcoin and to provide remittance services where the Company leverages Bitcoin to facilitate transactions to send money from the United States to Brazil. The amount of Bitcoin held at the end of any period, since acquisition, is less than $1 million and is not considered material to the Company. The Company does not hold any Bitcoin in custody for third parties. The Company respectfully advises the Staff that it has revised the disclosure on page 114 of the Information Statement accordingly. We have also added greater specificity regarding our operations generally by modifying references to cryptocurrency to Bitcoin.

ESG, page 99

7.

We note your disclosure regarding Environmental, Social and Governance (“ESG”) initiatives, including that you are “committed to creating positive change that supports an innovative and sustainable future in a responsible way” and that you identify multiple aspects of your ESG goals. Please revise throughout this section to specifically state the steps you have taken in pursuit of these objectives, related timelines for plans or intentions and related costs. Please refrain from referring to generalized or promotional language regarding your ESG policies.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have removed the disclosure referenced in the Staff’s comment from the Information Statement as the Company does not believe it is material to the Company or otherwise required. We further advise the Staff that NCR ATMCo will in the future consider whether its ESG initiatives are material to its business and financial condition, and to the extent disclosure is required, such disclosure will be specific in nature.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Key Strategic Financial and Performance Metrics, page 111

8.

You disclose on page 31 that your future competitive performance and market position depends, in part, on retaining your existing key customers and adding new customer relationships. Please tell us what retention and/or other customer metrics management uses to monitor your ability to retain and grow your customers and revise to include a quantified discussion of such measures. Refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and notes that there are several metrics and processes that the Company uses to measure the retention of customers, the addition of new business to existing or new customers, and the success of strategic initiatives (e.g. conversion to ATMaaS). The Company currently discloses four metrics that management uses (a quantified discussion of which appears on pages 23, 118, F-31 and F-63), in addition to other internal operational measures described further below, to monitor its ability to retain and grow its customer base.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

1.	Total Units Owned/Managed/Serviced – This metric measures the number of ATMs that the Company derives revenue from.

2.

ATM-as-a-Service – Shifting the Company’s business from a traditional hardware sale to ATM-as-a-Service is a key strategic initiative for ATMCo. This metric tracks the number of ATM units that ATMCo owns and has under contract as an ATM-as-a-service unit. The Company tracks this metric to understand the growth in this part of the business as it attracts new customers to ATMCo with this offering as well as convert existing customers.

3.

Payment transactions – This metric allows the Company to monitor the volumes of transactions that it derives revenue from across the ATM and Allpoint networks. The Company tracks these metrics by key customers and by geography, as well as in the aggregate.

4.	Revenue by geographic area – The Company measures its revenue performance against annual plans at a geographic level which allows it to monitor the health and business in those geographies.

There are additional internal operational measures that vary by customer, geography, and product that are also used by management to analyze retention and growth. These would include monitoring the health of the relationship with the customer through annual surveys and written feedback received, the service levels provided as compared to contractual obligations, and evaluating the penetration of our products and services within a customer portfolio based on products under contract. The Company also uses third party reports to obtain metrics on how it is performing versus its competitors. The Company further respectfully advises the Staff that it believes disclosing these metrics could be potentially misleading to investors. For example, service level performance versus contractual obligations are on a contract-by-contract basis, and can differ customer-to-customer based on a negotiated contract. We do, however, track this at a customer level to ensure we are meeting the customer’s expectations, retaining that customer and have the opportunity to support future business needs that they might have. Accordingly, while management will sometimes reference these additional internal operational measures, the Company believes the existing measures the Company discloses are those considered most important to the business by management in their evaluation of the Company’s performance with respect to the retention and growth of its customer base and, by extension, its results of operations, and therefore most useful to investors.

Combined Results, page 112

9.

Where a material change from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for such changes in both quantitative and qualitative terms. Also, you should remove vague terms such as “primarily” in favor of specific quantification. For example, you state that product revenue increased 6% primarily due to the addition of cryptocurrency revenue following the acquisition of LibertyX. You further indicate that excluding such acquisition product revenue decreased due to a decline in hardware sales. Please revise to disclose the dollar amount related to the increase in product revenue attributable to LibertyX as well as the offsetting decrease in revenue attributable to the decline in ATM hardware sales. Similarly, revise to separately quantify the increase in service revenue attributable to the Cardtronics acquisition for each period presented. In addition, quantify the increase in service revenue attributable to higher hardware maintenance revenue and ATM-as-a-service revenue and discuss the underlying reasons attributable to the growth in each revenue stream. Make conforming clarifications throughout your results of operations discussion, including your segment disclosures. Refer to Item 303(b) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and included when practicable additional disclosure to include both qualitative and quantitative description of material period over period changes.

Revenue and Adjusted EBITDA by Segment, page 117

10.

You present total segment Adjusted EBITDA and total adjusted EBITDA, which are non-GAAP measures and should be separately reconciled to their most directly comparable GAAP measure, net income attributable to NCR ATMCo. However, once total segment adjusted EBITDA is reconciled to the comparable GAAP measure, it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “corporate and other” expenses would appear to present a non-GAAP measure that excludes normal, cash operating expenses. As you do not appear to incorporate total segment adjusted EBITDA or total adjusted EBITDA in your discussion of adjusted EBITDA by segment, please revise to remove such measures from your disclosures here. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 127 and 128 of the Information Statement to conform to Item 10(e)(1)(i)(B) of Regulation S-K.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

Financial Condition, Liquidity and Capital Resources

Annual Cash Flows, page 120

11.

Please explain further the adjustment for restricted cash settlement activity in your non-GAAP free cash flow measure. Tell us, and revise to disclose, what a free cash flow measure excluding restricted cash flow activity is intending to convey and how it is useful to investors. Also, please revise the title of this measure as your calculation appears to differ from the standard calculation of free cash flow (i.e. cash flows from operations less capital expenditures). Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 102.07 of the non-GAAP C&DIs.

Response: We respectfully acknowledge the Staff’s comment and the Company has revised its non-GAAP “Free Cash Flow” measure to “Adjusted Free Cash Flow”. Additionally, the Company has revised the Adjusted free cash flow definition to more clearly describe the net change in restricted cash and why it is excluded from the definition of Adjusted free cash flow. We respectfully direct the Staff to the revised disclosure on page 130 of the Information Statement.

With respect to the measure itself, we respectfully note for the Staff that restricted cash settlement activity represents the net change in amounts collected on behalf of, but not yet remitted to, certain of the Company’s merchant customers or third-party service providers that are pledged for a particular use or restricted to support these obligations. These amounts can significantly fluctuate period-to-period based on the number of days for which settlement to the merchant has not yet occurred or day of the week on which a reporting period ends. The Company believes the exclusion of this activity is useful to investors because the cash is restricted in its use and not available for general operating activities and therefore, by excluding it, the Company is providing an additional, useful measure of cash flows associated with cash available for general use by the Company.

Executive and Director Compensation, page 145

12.	Please file the employment and change in control agreements referred to in this section as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company has included the individual employment agreements currently in place at NCR as Exhibits 10.12, 10.13, 10.14, 10.15 and 10.16 to the Registration Statement and the severance and change in control plans expected to be put into place at the Company (which are substantially identical to NCR’s severance and change in control plans) as Exhibits 10.9 and 10.10 to the Registration Statement. There are no current individual employment or change in control agreements that have been entered between the Company and any of its employees.

Description of Capital Stock, page 163

13.	Please clarify how your corporate governance will differ from the corporate governance at NCR Corporation and consider adding a comparative table.

Response: We respectfully advise the Staff that the Board of Directors of NCR has determined that the corporate governance of NCR ATMCo should generally mirror that of NCR as of the date of the spin-off. The one notable exception to this is with respect to certain supermajority voting requirements. NCR’s charter and bylaws require the affirmative vote of the holders of at least 80% of the voting power of all outstanding

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

shares then entitled to vote at an election of directors, voting together as a single class, in order to take certain actions, in particular to (i) remove a director from the NCR Board of Directors for cause; (ii) fill a resulting vacancy; (iii) amend, repeal or adopt certain provision of NCR’s bylaws; or (iv) amend, repeal or adopt certain provision of NCR’s charter. The NCR Board of Directors has determined that Company’s charter and bylaws will not require supermajority votes in these instances. In response to the Staff’s comment, additional disclosure has been included on page 190 of the Information Statement.

Notes to Combined Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Description of Business, page F-9

14.

You state that the allocation of certain corporate overhead and shared costs may not necessarily be indicative of the costs that would have been incurred if the company had operated on a standalone basis. Please revise to disclose management’s estimate of what the expenses would have been on a standalone basis for each year presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate actual costs that would have been incurred had NCR ATMCo been a standalone company during the periods presented. Also state, if true, that these costs may not be indicative of the expenses that you will incur in the future or would have incurred if you had obtained these services from an unrelated third party. Refer to SAB Topic 1.B.1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure within “Note 1 – Basis of Presentation and Significant Accounting Policies” on page F-9 of the Information Statement to include additional disclosure in response to the Staff’s comment. We further respectfully advise the Staff that management included multiple adjustments for the Company’s standalone cost structure as part of the pro forma financial information included in the Information Statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

Revenue Recognition, page F-11

15.

You disclose the hardware leases embedded in your As-a-service contracts qualify for classification as operating leases. Please tell us how you determined that these arrangements convey the right to control the use of the hardware and therefore contain a lease for the hardware in consideration of the guidance in ASC 842-10-15-17 through 15-26. Further, explain how you considered the guidance in 842-10-25-2 and 25-3 in determining your lease classification. Also tell us, and revise to disclose, to the extent material, the amount of revenue recognized from the lease arrangements as well as the other lessor required disclosures in 842-30-50.

Response: The Company offers its customers a bundle of products and services called ATM-as-a-Service (or “ATMaaS”). The ATMaaS offering generally includes services such as: ATM Operational Management, Maintenance, Performance Monitoring, Cash Management, Location Management, Strategic Advisory Services, as well as Hardware (“HW”) if the financial institution is outsourcing its ATM Channel. To the extent that the contract includes HW, the Company has analyzed whether or not there is an embedded lease included in the contract and related to the HW. The Company first considered guidance from ASC 842-10-15-3 and determined that the HW constituted an identified asset. Then, the Company assessed whether the customer had control of the asset as defined in ASC 842-10-15-3, and considered guidance in ASC 842-10-15-17 through 15-26. The Company determined that its ATMaaS contract gives the customer the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use (for example, by having exclusive use of the asset throughout the contracted term). As the cash flows derived from use of the ATMs are collected by the customer, no other party will benefit from the use of the ATM. Also, the Company assessed whether the customer has the right to direct the use of the identified asset as the HW typically sits on the customer’s property, and the customer could restrict access to the ATMs or manipulate the use or availability of the ATMs, thereby controlling access to the ATMs in some manner. Also, certain decisions not included in the contract would be at the customer’s discretion – for example, if user fees were charged for using the ATMs, those fees may be set and then remitted to the Bank (customer). As such, the Company concluded that the customer is able to direct the use of the asset and as such, there is an embedded lease for the hardware component.

The Company evaluated the lease for classification as either an operating or sales type lease using the criteria in ASC 842-10-25-2. Based on the assessment, it was determined that the embedded lease would qualify as an operating lease.

Because there is an embedded lease within an ATMaaS contract that has service components as well, the Company considered both ASC 606 and ASC 842 as to whether the Company would need to allocate the transaction price of the ATMaaS contract between the lease and non-lease components of the contract. However, the Company also assessed whether, in accordance with ASC 842-10-15-42A, to elect the practical expedient not to separate lease and non-lease components by considering whether the following conditions are met:

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

a.	The timing and pattern of transfer for the lease component and non-lease components associated with that lease component are the same, and

b.	The lease component, if accounted for separately, would be classified as an operating lease in accordance with paragraphs 842-10-25-2 through 25-3A.

The services provided under the ATMaaS contract are fulfilled in a similar manner (i.e., recurring over the term of the contract) and the lease is classified as operating. The Company thus meets this qualification and has elected to use the practical expedient not to separate lease and non-lease components.

The Company then considered whether the entire contract (since it has not been separated into lease and non-lease components) should be under the scope of ASC 842 or ASC 606. In accordance with ASC 842-10-15-42B, this determination depends on whether the customer is considered to have perceived more value from the lease or service component of the service contract. Based on the Company’s analysis, the hardware is a small component of the ATMaaS offering, and as such we believe that the value to customers is in the services component in the ATMaaS contract more than the hardware component, and, therefore, the contract should fall under the scope of ASC 606. Management has concluded that the standard ATMaaS contract qualifies for accounting and disclosure under ASC 606 as a Services contract that will be recognized over time as services are performed and/or the contract term continues. Any non-standard ATMaaS agreements are reviewed individually for proper accounting treatment.

In 2022, the Company recognized approximately $100 million in revenue under ATMaaS contracts and, as such, considers the level of footnote disclosure to be appropriate given the current magnitude of the revenue stream.

16.

You state on page 113 that product revenue includes cryptocurrency-related revenue. Please tell us how product revenue specifically “relates” to cryptocurrency. To the extent such revenue is generated from trading, holding, using cryptocurrency, or is otherwise not covered in your disclosures here, revise to disclose how you account for such transactions.

Response: With the acquisition of LibertyX the Company (i) provides customers with the ability to buy Bitcoin (classified as product revenue) and (ii) the Company uses Bitcoin to facilitate cross border remittances (classified as services revenue as it is a transaction fee charged for service). For product revenue, the Company purchases Bitcoin and holds it as its inventory for re-sale. The Company does not hold any Bitcoin in custody for third parties. Because the Company takes possession of the Bitcoin, the Company considers it similar to inventory and includes it in the product revenue, rather than services. In 2022, less than 2% of the Company’s revenue is related to these solutions. The Company respectfully advises the Staff that it does not believe additional disclosure is necessary in light of the immaterial nature of these revenue streams.

Note 4 Segment Information and Concentrations, page F-32

17.

You disclose total Adjusted EBITDA, which is a non-GAAP measure that is prohibited in the notes to the financial statements. Please revise to remove this measure and the reconciliation of net income attributable to NCR ATMCo to total adjusted EBITDA. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. In addition, the total segment measure of profit or loss should be reconciled to income before tax or net income. Therefore, please revise to include a reconciliation that begins with total segment Adjusted EBITDA and ends with income before income tax or net income. Refer to ASC 280-10-50-30b.

Response: The Company respectfully acknowledges the Staff’s comments and has revised its disclosure on page F-30 of the Information Statement.

General

18.	Please disclose the source of the following assertions in your prospectus:

•	Allpoint network as, “the largest retail surcharge-free independent network of ATMs in the U.S.” (pages 3, 5, 87, and 93)

•

“Cardtronics is the world’s largest non-bank ATM operator and service provider, enabling cash transactions by converting digital currency into physical cash at over 285,000 ATMs across 10 countries in North America, Europe, Asia-Pacific, and Africa” (page F-26)

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 23, 2023

•	“Across [your] various deployment models [you] currently own, manage and service approximately 800,000 units, the largest global managed portfolio” (page 89)

In addition, clarify the criteria on which you based some of these statements, such as revenue, number of customers, or market share.

Response: The Company respectfully acknowledges the Staff’s comments and has revised its disclosure on pages 2, 5, 95, 97, 101 and F-24 of the Information Statement.

We further respectfully advise the Staff that the Company believes Allpoint is the largest retail surcharge-free independent network of ATMs in the U.S. because, based on its knowledge operating in the industry, the Company is the only network that is both sur-charge free and independently owned. Other networks either are shared use networks where financial institutions use each other’s ATMs (ATMs are owned by banks or ISOs) or they are not surcharge free networks. Allpoint is the Company’s network that runs on ATMs owned by the Company.

The Company’s source for the 285,000 ATMs across 10 countries in North America, Europe, Asia-Pacific, and Africa is based on its internal systems that track every unit that is owned or it has a contractual obligation to manage or service as well as physical locations.

The Company’s source for the 800,000 ATMs owned, managed or serviced is based on its internal systems that track every unit that is owned or its has a contractual obligation to manage or service. It includes details on contractual terms as well as physical locations and is used to manage the Company’s services business.

***

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2839 or neil.stronski@skadden.com.

Very truly yours,

/s/ Neil P. Stronski

Neil P. Stronski

cc:	James Bedore

Executive Vice President, General Counsel and Secretary

NCR Corporation